SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 28 April 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 04 April 2006
1.2 Transaction in Own Shares released on 05 April 2006
1.3 Transaction in Own Shares released on 06 April 2006
1.4 Transaction in Own Shares released on 07 April 2006
1.5 Annual Information Update released on 10 April 2006
1.6 Transaction in Own Shares released on 10 April 2006
1.7 Transaction in Own Shares released on 11 April 2006
1.8 Director/PDMR Shareholding released on 11 April 2006
1.9 Director/PDMR Shareholding released on 11 April 2006
2.0 Transaction in Own Shares released on 12 April 2006
2.1 Transaction in Own Shares released on 13 April 2006
2.2 Transaction in Own Shares released on 18 April 2006
2.3 Transaction in Own Shares released on 19 April 2006
2.4 Transaction in Own Shares released on 20 April 2006
2.5 Transaction in Own Shares released on 21 April 2006
2.6 BP p.l.c. AGM - Special Bus released on 21 April 2006
2.7 Transaction in Own Shares released on 24 April 2006
2.8 Directorate Change released on 24 April 2006
2.9 Transaction in Own Shares released on 25 April 2006
3.0 Transaction in Own Shares released on 26 April 2006
3.1 Transaction in Own Shares released on 27 April 2006
3.2 Director/PDMR Shareholding released on 27 April 2006
3.3 Transaction in Own Shares released on 28 April 2006

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares

BP p.l.c.  -  4 April 2006

BP p.l.c. announces that on 3 April 2006, it purchased 2,890,399 ordinary shares at prices between 663.5 pence and 670.5 pence per share and between 1162.5 cents and 1164.2 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,331,293,464 ordinary shares in Treasury, and has 20,337,176,807 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 April 2006

BP p.l.c. announces that on 4 April 2006, it purchased 9,420,000 ordinary shares at prices between 663.00 pence and 671.50 pence per share and between 1166.00 cents and 1170.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,340,713,464 ordinary shares in Treasury, and has 20,328,628,391 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  06 April 2006

BP p.l.c. announces that on 05 April 2006, it purchased 7,480,728 ordinary shares at prices between 663.50 pence and 674.50 pence per share and between 1183.00 cents and 1183.33 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 05 April 2006 it transferred to participants in its employee share schemes 7,781 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,348,186,411 ordinary shares in Treasury, and has 20,321,351,484 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 April 2006

BP p.l.c. announces that on 6 April 2006, it purchased 8,598,444 ordinary shares at prices between 672.00 pence and 680.00 pence per share and between 1170.83 cents and 1177.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,356,784,855 ordinary shares in Treasury, and has 20,313,207,579 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.

Annual Information Update - 12 months to 13 March 2006



BP p.l.c. provides this Annual Information Update (covering the period 13 March 2005 to 13 March 2006) in fulfilment of Prospectus Rule 5.2 and for no other purpose. The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules. BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales. Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.





Country                                      Place of disclosure                     Where can a copy of the
                                                                                     information filed be obtained?
UK                                           London Stock Exchange                   http://
                                                                                     www.londonstockexchange-ir.com/lse
                                                                                     /news/rns/

                                             Registrar of Companies                  www.companieshouse.gov.uk
                                                                                     Companies House, Crown Way,
                                                                                     Cardiff CF14 3UZ, telephone 0870
                                                                                     333 636, e-mail:
                                                                                     enquiries@companieshouse.gov.uk

                                             Finance Services Authority Document     Financial Services Authority, 25
                                             Viewing Facility                        The North Colonnade, Canary Wharf,
                                                                                     London, E14 5HS, Tel. No: (0) 20
                                                                                     7676 1000

                                                                                     Press announcements can also be
                                                                                     obtained from www.bp.com
US                                           SEC                                     www.sec.gov

JAPAN                                        Tokyo Stock Exchange (TSE)              http://www.tse.or.jp/disclosure
                                             Tokyo - Investor Relations press        http://www.tse.or.jp/disclosure
                                             releases
                                             Kanto Local Finance Bureau (KFLB)       http://www.tse.or.jp/disclosure

GERMANY                                      German Council on Foreign Relations     www.dgap.de
                                             (DGAP)
                                             Handelsblatt                            www.dgap.de
                                             FAZ                                     www.dgap.de

SWITZER-LAND                                 Swiss Stock Exchange                    www.dgap.de

CANADA                                       Alberta Securities Commission           Alberta Securities Commission, 4th
                                                                                     Floor, 300 - 5th Avenue SW,
                                                                                     Calgary, Alberta Canada

                                             Ontario Securities Commission           Ontario Securities Commission,
                                                                                     22nd Floor, 20 Queen Street West,
                                                                                     Toronto ON M5H 3S8

                                             Sacskatchewan Financial Services        Saskatchewan Financial Services
                                             Commission                              Commission, Suite 601, 1919
                                                                                     Saskatchewan Drive, Regina,
                                                                                     Saskatchewan

                                             New Brunswick Securities Commission     New Brunswick Securities
                                                                                     Commission, 85 Charlotte Street,
                                                                                     Suite 300, Saint John, NB E2L 2J2

                                             Toronto Stock Exchange                  FRASER MILNER CASGRAIN LLP, 30th
                                                                                     Floor, Fifth Avenue Place, 237 -
                                                                                     4th Avenue S.W., Calgary, AB  T2P
                                                                                     4X7



David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD



   Date of    Description of                  Place of filing
   filing/    item
 publication                    UK                                   US

                                London     Registrar                SEC
                                Stock      of
                                Exchange   Companies  Financial
                                                      Services
                                                      Authority
                                                      Document
                                                      Viewing
                                                      Facility
   14/03/2005 Transaction in    X
              Own Shares
   14/03/2005 Statement re IFRS X
   14/03/2005 Report 6k -                                          X
              Report of foreign
              issuer
   15/03/2005 Transaction in    X
              Own Shares
   15/03/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   15/03/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   15/03/2005 Form 88(2):                  X
              Allotment of
              shares (49 forms)
   16/03/2005 Transaction in    X
              Own Shares
   16/03/2005 Director          X
              Shareholding
   16/03/2005 Director          X
              Shareholding
   17/03/2005 Transaction in    X
              Own Shares
   17/03/2005 Director          X
              Shareholding
   18/03/2005 Transaction in    X
              Own Shares
   18/03/2005 Director          X
              Shareholding
   21/03/2005 Transaction in    X
              Own Shares
   21/03/2005 Director          X
              Shareholding
   21/03/2005 New subsidiary    X
              name
   21/03/2005 Report 6k -                                        X
              Report of foreign
              issuer
   21/03/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   22/03/2005 Transaction in    X
              Own Shares
   22/03/2005 S8 - secs offered                                  X
              in employee
              benefit plans
   22/03/2005 S8 - secs offered                                  X
              in employee
              benefit plans
   23/03/2005 Transaction in    X
              Own Shares
   24/03/2005 Transaction in    X
              Own Shares
   24/03/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   30/03/2005 Transaction in    X
              Own Shares
   31/03/2005 Transaction in    X
              Own Shares
   01/04/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   01/04/2005 Form 88(2):                  X
              Allotment of
              shares (42 forms)
   04/04/2005 Transaction in    X
              Own Shares
   04/04/2005 Trading Statement X
   04/04/2005 Report 6k -                                        X
              Report of foreign
              issuer
   04/04/2005 Report 6k -                                        X
              Report of foreign
              issuer
   05/04/2005 Transaction in    X
              Own Shares
   06/04/2005 Transaction in    X
              Own Shares
   07/04/2005 Transaction in    X
              Own Shares
   08/04/2005 Transaction in    X
              Own Shares
   11/04/2005 Transaction in    X
              Own Shares
   11/04/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   12/04/2005 Transaction in    X
              Own Shares
   12/04/2005 424(B)(3) -                                        X
              Prospectus Rule
   12/04/2005 Form 88(2):                  X
              Allotment of
              shares (27 forms)
   13/04/2005 Transaction in    X
              Own Shares
   13/04/2005 Form 6k - Report                                   X
              of foreign issuer
   14/04/2005 Transaction in    X
              Own Shares
   14/04/2005 AGM Statement     X
   14/04/2005 Form 6k - Report                                   X
              of foreign issuer
   15/04/2005 Transaction in    X
              Own Shares
   15/04/2005 Directorate       X
              Change
   18/04/2005 AGM - Item of     X
              Special Busines
   18/04/2005 Transaction in    X
              Own Shares
   19/04/2005 Transaction in    X
              Own Shares
   19/04/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   20/04/2005 Transaction in    X
              Own Shares
   20/04/2005 Form 288b -                  X
              Director
              Resignation
   20/04/2005 Form 288b -                  X
              Director
              Resignation
   20/04/2005 RES09 -                      X
              Disapplication of
              pre-emption
              rights, Authority
              to allot
              securities,
              Market Purchase
              of 2.1 billion
              shares
   21/04/2005 Transaction in    X
              Own Shares
   21/04/2005 Director          X
              Shareholding
   21/04/2005 Group Accounts to            X
              31.12.2004
   22/04/2005 Transaction in    X
              Own Shares
   25/04/2005 Transaction in    X
              Own Shares
   25/04/2005 Holding(s) in     X
              Company
   25/04/2005 Holding(s) in     X
              Company
   26/04/2005 Transaction in    X
              Own Shares
   26/04/2005 1st Quarter       X
              Results Pt 1 of 2
   26/04/2005 1st Quarter       X
              Results Pt 2 of 2
   26/04/2005 Form 6k - Report                                   X
              of foreign issuer
   26/04/2005 Form 88(2):                  X
              Allotment of
              shares (33 forms)
   27/04/2005 Transaction in    X
              Own Shares
   27/04/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   28/04/2005 Transaction in    X
              Own Shares
   28/04/2005 Director          X
              Shareholding
   29/04/2005 Transaction in    X
              Own Shares
   03/05/2005 Transaction in    X
              Own Shares
   03/05/2005 Form 6k - Report                                   X
              of foreign issuer
   03/05/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   04/05/2005 Transaction in    X
              Own Shares
   04/05/2005 13F - NT Qtr                                       X
              Report filed by
              Inst man - Notice
   04/05/2005 13F - HT Qtr                                       X
              Report filed by
              Inst man -
              Holdings
   05/05/2005 Transaction in    X
              Own Shares
   06/05/2005 Transaction in    X
              Own Shares
   09/05/2005 Transaction in    X
              Own Shares
   09/05/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   10/05/2005 Transaction in    X
              Own Shares
   11/05/2005 Director          X
              Shareholding
   11/05/2005 Transaction in    X
              Own Shares
   12/05/2005 Transaction in    X
              Own Shares
   13/05/2005 Transaction in    X
              Own Shares
   16/05/2005 Transaction in    X
              Own Shares
   16/05/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   16/05/2005 Form 88(2):                  X
              Allotment of
              shares (25 forms)
   17/05/2005 Transaction in    X
              Own Shares
   17/05/2005 Form 88(2):                  X
              Allotment of
              shares (4 forms)
   18/05/2005 Transaction in    X
              Own Shares
   19/05/2005 Transaction in    X
              Own Shares
   20/05/2005 Transaction in    X
              Own Shares
   23/05/2005 Transaction in    X
              Own Shares
   24/05/2005 Transaction in    X
              Own Shares
   25/05/2005 Transaction in    X
              Own Shares
   25/05/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   26/05/2005 Transaction in    X
              Own Shares
   27/05/2005 Transaction in    X
              Own Shares
   31/05/2005 Transaction in    X
              Own Shares
   31/05/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   31/05/2005 Form 88(2):                  X
              Allotment of
              shares (30 forms)
   01/06/2005 Transaction in    X
              Own Shares
   02/06/2005 Transaction in    X
              Own Shares
   03/06/2005 Transaction in    X
              Own Shares
   06/06/2005 Transaction in    X
              Own Shares
   07/06/2005 Transaction in    X
              Own Shares
   07/06/2005 Form 6k - Report                                   X
              of foreign issuer
   07/06/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   08/06/2005 Transaction in    X
              Own Shares
   08/06/2005 BP's Innovene in  X
              Saudi jv
   08/06/2005 Form 6k - Report                                   X
              of foreign issuer
   09/06/2005 Transaction in    X
              Own Shares
   10/06/2005 Transaction in    X
              Own Shares
   13/06/2005 Transaction in    X
              Own Shares
   13/06/2005 Director          X
              Shareholding
   13/06/2005 Director          X
              Shareholding
   13/06/2005 Form 88(2):                  X
              Allotment of
              shares (18 forms)
   14/06/2005 Transaction in    X
              Own Shares
   14/06/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   15/06/2005 Transaction in    X
              Own Shares
   15/06/2005 Director          X
              Shareholding
   15/06/2005 Director          X
              Shareholding
   16/06/2005 Transaction in    X
              Own Shares
   17/06/2005 Transaction in    X
              Own Shares
   17/06/2005 Disposal          X
   17/06/2005 Director          X
              Shareholding
   17/06/2005 Form 6k - Report                                   X
              of foreign issuer
   20/06/2005 Transaction in    X
              Own Shares
   21/06/2005 Transaction in    X
              Own Shares
   22/06/2005 Transaction in    X
              Own Shares
   23/06/2005 Transaction in    X
              Own Shares
   24/06/2005 Transaction in    X
              Own Shares
   24/06/2005 Form 11K - Ann                                     X
              Rep Empl Stk
              Purchase
   24/06/2005 Form 11K - Ann                                     X
              Rep Empl Stk
              Purchase
   24/06/2005 Form 11K - Ann                                     X
              Rep Empl Stk
              Purchase
   24/06/2005 Form 11K - Ann                                     X
              Rep Empl Stk
              Purchase
   27/06/2005 Transaction in    X
              Own Shares
   27/06/2005 Form 88(2):                  X
              Allotment of
              shares (4 forms)
   28/06/2005 Transaction in    X
              Own Shares
   28/06/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   29/06/2005 Director          X
              Shareholding
   29/06/2005 Transaction in    X
              Own Shares
   29/06/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   30/06/2005 Transaction in    X
              Own Shares
   30/06/2005 New Project       X
   30/06/2005 Transaction in    X
              Own Shares
   30/06/2005 Form 6k - Report                                   X
              of foreign issuer
   30/06/2005 Form 20F - Annual                                  X
              and Transition
              report of foreign
              private issuers
   30/06/2005 Form 363 -Annual             X
              Return
   01/07/2005 Transaction in    X
              Own Shares
   04/07/2005 Transaction in    X
              Own Shares
   04/07/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   05/07/2005 Transaction in    X
              Own Shares
   05/07/2005 BP 2Q05 trading   X
              update
   05/07/2005 Form 6k - Report                                   X
              of foreign issuer
   05/07/2005 Form 6k - Report                                   X
              of foreign issuer
   06/07/2005 Transaction in    X
              Own Shares
   07/07/2005 Transaction in    X
              Own Shares
   08/07/2005 Transaction in    X
              Own Shares
   11/07/2005 Transaction in    X
              Own Shares
   12/07/2005 Transaction in    X
              Own Shares
   12/07/2005 Form 169 -                   X
              Acquisition of
              own shares
   13/07/2005 Transaction in    X
              Own Shares
   13/07/2005 Blocklisting      X
              Interim Review
   13/07/2005 Blocklisting      X
              Interim Review
   14/07/2005 Transaction in    X
              Own Shares
   14/07/2005 Form 88(2):                  X
              Allotment of
              shares (61 forms)
   15/07/2005 Transaction in    X
              Own Shares
   15/07/2005 Director/PDMR     X
              Shareholding
   18/07/2005 Transaction in    X
              Own Shares
   19/07/2005 Transaction in    X
              Own Shares
   20/07/2005 Transaction in    X
              Own Shares
   20/07/2005 Form 88(2):                  X
              Allotment of
              shares (64 forms)
   21/07/2005 Transaction in    X
              Own Shares
   21/07/2005 Director/PDMR     X
              Shareholding
   21/07/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   22/07/2005 Transaction in    X
              Own Shares
   25/07/2005 Transaction in    X
              Own Shares
   26/07/2005 Transaction in    X
              Own Shares
   26/07/2005 Interim Results   X
              Part 1 of 2
   26/07/2005 Interim Results   X
              Part 2 of 2
   26/07/2005 Form 6k - Report                                   X
              of foreign issuer
   26/07/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   27/07/2005 Transaction in    X
              Own Shares
   28/07/2005 BP Half Year      X
              Review 2005
   28/07/2005 Transaction in    X
              Own Shares
   28/07/2005 Additional        X
              Listing
   28/07/2005 Advertisement                           X
              containing the
              half yearly
              review
   29/07/2005 Transaction in    X
              Own Shares
   01/08/2005 Transaction in    X
              Own Shares
   01/08/2005 Form 6k - Report                                   X
              of foreign issuer
   01/08/2005 13F - NT Qtr                                       X
              Report filed by
              Inst man - Notice
   01/08/2005 13F - HR Qtr                                       X
              Report filed by
              Inst man -
              Holdings
   02/08/2005 Transaction in    X
              Own Shares
   02/08/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   03/08/2005 Transaction in    X
              Own Shares
   03/08/2005 Form 88(2):                  X
              Allotment of
              shares (25 forms)
   04/08/2005 Transaction in    X
              Own Shares
   05/08/2005 Transaction in    X
              Own Shares
   08/08/2005 Transaction in    X
              Own Shares
   09/08/2005 Transaction in    X
              Own Shares
   10/08/2005 Transaction in    X
              Own Shares
   10/08/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   11/08/2005 Transaction in    X
              Own Shares
   11/08/2005 Director/PDMR     X
              Shareholding
   12/08/2005 Transaction in    X
              Own Shares
   15/08/2005 Transaction in    X
              Own Shares
   16/08/2005 Transaction in    X
              Own Shares
   16/08/2005 Form 88(2):                  X
              Allotment of
              shares (43 forms)
   17/08/2005 Transaction in    X
              Own Shares
   18/08/2005 Transaction in    X
              Own Shares
   18/08/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   19/08/2005 Transaction in    X
              Own Shares
   22/08/2005 Transaction in    X
              Own Shares
   25/08/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   26/08/2005 Form 88(2):                  X
              Allotment of
              shares (57 forms)
   01/09/2005 Director/PDMR     X
              Shareholding
   01/09/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   06/09/2005 Form 6k - Report                                   X
              of foreign issuer
   06/09/2005 13F - HR/A Amend                                   X
              Qtr Report filed
              by Inst man -
              Notice
   06/09/2005 Form 88(2):                  X
              Allotment of
              shares (13 forms)
   07/09/2005 Form 6k - Report                                   X
              of foreign issuer
   07/09/2005 Form 6k - Report                                   X
              of foreign issuer
   07/09/2005 Form 6k - Report                                   X
              of foreign issuer
   07/09/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   08/09/2005 Director/PDMR     X
              Shareholding
   08/09/2005 F-3/A Amend                                        X
              registration by
              foreign private
              issuers
   13/09/2005 Director/PDMR     X
              Shareholding
   13/09/2005 Director/PDMR     X
              Shareholding
   14/09/2005 Director/PDMR     X
              Shareholding
   15/09/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   15/09/2005 Form 88(2):                  X
              Allotment of
              shares (36 forms)
   19/09/2005 Director/PDMR     X
              Shareholding
   20/09/2005 Issue of Equity   X
   21/09/2005 Transaction in    X
              Own Shares
   21/09/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   22/09/2005 Transaction in    X
              Own Shares
   23/09/2005 Transaction in    X
              Own Shares
   23/09/2005 Form 88(2):                  X
              Allotment of
              shares (15 forms)
   26/09/2005 Transaction in    X
              Own Shares
   27/09/2005 Transaction in    X
              Own Shares
   28/09/2005 Transaction in    X
              Own Shares
   29/09/2005 Transaction in    X
              Own Shares
   30/09/2005 Transaction in    X
              Own Shares
   30/09/2005 Transaction in    X
              Own Shares
   03/10/2005 Transaction in    X
              Own Shares
   03/10/2005 Form 6k - Report                                   X
              of foreign issuer
   03/10/2005 Form 88(2):                  X
              Allotment of
              shares (1 form)
   03/10/2005 Prior Notice of   X
              Merger
   04/10/2005 Trading Statement X
   04/10/2005 Transaction in    X
              Own Shares
   04/10/2005 Form 6k - Report                                   X
              of foreign issuer
   05/10/2005 Transaction in    X
              Own Shares
   06/10/2005 Transaction in    X
              Own Shares
   06/10/2005 Form 88(2):                  X
              Allotment of
              shares (45 forms)
   07/10/2005 Transaction in    X
              Own Shares
   07/10/2005 Disposal: Sales   X
              of Petrochemicals
              business
   07/10/2005 Form 6k - Report                                   X
              of foreign issuer
   10/10/2005 Transaction in    X
              Own Shares
   10/10/2005 Additional        X
              Listing
   11/10/2005 Transaction in    X
              Own Shares
   11/10/2005 Director/PDMR     X
              Shareholding
   11/10/2005 Notice of Results X
   12/10/2005 Transaction in    X
              Own Shares
   13/10/2005 Transaction in    X
              Own Shares
   13/10/2005 BP and HPCL Sign  X
              Letter
   13/10/2005 Gas Investment    X
   13/10/2005 Form 6k - Report                                   X
              of foreign issuer
   13/10/2005 Form 6k - Report                                   X
              of foreign issuer
   13/10/2005 Shares Agreement             X
              OTC
   13/10/2005 Form 88(2):                  X
              Allotment of
              shares (1 form)
   14/10/2005 Transaction in    X
              Own Shares
   17/10/2005 Transaction in    X
              Own Shares
   18/10/2005 Transaction in    X
              Own Shares
   19/10/2005 Transaction in    X
              Own Shares
   20/10/2005 Transaction in    X
              Own Shares
   20/10/2005 Form 88(2):                  X
              Allotment of
              shares (36 forms)
   21/10/2005 Transaction in    X
              Own Shares
   24/10/2005 Transaction in    X
              Own Shares
   25/10/2005 Transaction in    X
              Own Shares
   25/10/2005 3rd Quarter Rslts X
              Part 1 of 2
   25/10/2005 3rd Quarter Rslts X
              Part 2 of 2
   25/10/2005 Form 6k - Report                                   X
              of foreign issuer
   26/10/2005 Transaction in    X
              Own Shares
   26/10/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   27/10/2005 Transaction in    X
              Own Shares
   28/10/2005 Transaction in    X
              Own Shares
   31/10/2005 Transaction in    X
              Own Shares
   01/11/2005 Transaction in    X
              Own Shares
   01/11/2005 Form 88(2):                  X
              Allotment of
              shares (1 form)
   02/11/2005 Transaction in    X
              Own Shares
   03/11/2005 Transaction in    X
              Own Shares
   03/11/2005 13F - NT Qtr                                       X
              Report filed by
              Inst man -
              Holdings
   03/11/2005 13F - HR Qtr                                       X
              Report filed by
              Inst man -
              Holdings
   03/11/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   04/11/2005 Transaction in    X
              Own Shares
   07/11/2005 Transaction in    X
              Own Shares
   07/11/2005 Form 6k - Report                                   X
              of foreign issuer
   08/11/2005 Transaction in    X
              Own Shares
   09/11/2005 Transaction in    X
              Own Shares
   10/11/2005 Transaction in    X
              Own Shares
   10/11/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   10/11/2005 Form 88(2):                  X
              Allotment of
              shares (25 forms)
   11/11/2005 Transaction in    X
              Own Shares
   11/11/2005 Director/PDMR     X
              Shareholding
   17/11/2005 Transaction in    X
              Own Shares
   17/11/2005 Form 6k - Report                                   X
              of foreign issuer
   17/11/2005 Form 6k - Report                                   X
              of foreign issuer
   17/11/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   21/11/2005 Transaction in    X
              Own Shares
   22/11/2005 Transaction in    X
              Own Shares
   23/11/2005 Transaction in    X
              Own Shares
   24/11/2005 Transaction in    X
              Own Shares
   25/11/2005 Transaction in    X
              Own Shares
   28/11/2005 Transaction in    X
              Own Shares
   28/11/2005 BP Alternative    X
              Energy
   28/11/2005 Form 6k - Report                                   X
              of foreign issuer
   28/11/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   29/11/2005 Transaction in    X
              Own Shares
   30/11/2005 Transaction in    X
              Own Shares
   01/12/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   01/12/2005 Transaction in    X
              Own Shares
   02/12/2005 Transaction in    X
              Own Shares
   05/12/2005 Transaction in    X
              Own Shares
   05/12/2005 Acquisition:      X
              Investment in
              China Aviation
              oil
   05/12/2005 Form 6k - Report                                   X
              of foreign issuer
   05/12/2005 Form 6k - Report                                   X
              of foreign issuer
   06/12/2005 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury
   06/12/2005 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury
   06/12/2005 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury
   06/12/2005 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury
   06/12/2005 Transaction in    X
              Own Shares
   07/12/2005 Transaction in    X
              Own Shares
   07/12/2005 Director/PDMR     X
              Shareholding
   07/12/2005 Director/PDMR     X
              Shareholding
   08/12/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   08/12/2005 Form 88(2):                  X
              Allotment of
              shares (32 forms)
   09/12/2005 Form 88(2):                  X
              Allotment of
              shares (5 forms)
   08/12/2005 Transaction in    X
              Own Shares
   09/12/2005 Director/PDMR     X
              Shareholding
   09/12/2005 Texas City Final  X
              Report
   09/12/2005 Form 6k - Report                                   X
              of foreign issuer
   12/12/2005 Transaction in    X
              Own Shares
   12/12/2005 Form 6k - Report                                   X
              of foreign issuer
   12/12/2005 Holding(s) in     X
              Company
   12/12/2005 Director/PDMR     X
              Shareholding
   12/12/2005 Director/PDMR     X
              Shareholding
   12/12/2005 Statement re US   X
              pipeline deal
   13/12/2005 Transaction in    X
              Own Shares
   13/12/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   14/12/2005 Transaction in    X
              Own Shares
   15/12/2005 Transaction in    X
              Own Shares
   16/12/2005 Sale Completion:  X
              Sale of Innovene
   16/12/2005 Form 6k - Report                                   X
              of foreign issuer
   19/12/2005 Transaction in    X
              Own Shares
   19/12/2005 Form 169 (1B) -              X
              Acquisition of
              own Shares
   20/12/2005 Transaction in    X
              Own Shares
   21/12/2005 Transaction in    X
              Own Shares
   22/12/2005 Transaction in    X
              Own Shares
   22/12/2005 Transaction in    X
              Own Shares
   22/12/2005 Form 88(2):                  X
              Allotment of
              shares (31 forms)
   03/01/2006 Form 6k - Report                                   X
              of foreign issuer
   04/01/2006 Transaction in    X
              Own Shares
   04/01/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   04/01/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   05/01/2006 Transaction in    X
              Own Shares
   06/01/2006 Transaction in    X
              Own Shares
   06/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   06/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   06/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   06/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   06/01/2006 Form 88(2):                  X
              Allotment of
              shares (1 form)
   09/01/2006 Transaction in    X
              Own Shares
   09/01/2006 Blocklisting      X
              Interim Review
   09/01/2006 Blocklisting      X
              Interim Review
   10/01/2006 Transaction in    X
              Own Shares
   11/01/2006 Trading Statement X
   11/01/2006 Transaction in    X
              Own Shares
   11/01/2006 Director/PDMR S/  X
              hldg-Replace
   11/01/2006 Form 6k - Report                                   X
              of foreign issuer
   12/01/2006 Transaction in    X
              Own Shares
   13/01/2006 Transaction in    X
              Own Shares
   16/01/2006 Transaction in    X
              Own Shares
   16/01/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   17/01/2006 Transaction in    X
              Own Shares
   18/01/2006 Transaction in    X
              Own Shares
   19/01/2006 Transaction in    X
              Own Shares
   20/01/2006 Transaction in    X
              Own Shares
   23/01/2006 Transaction in    X
              Own Shares
   23/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   24/01/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   24/01/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   24/01/2006 Transaction in    X
              Own Shares
   25/01/2006 Transaction in    X
              Own Shares
   26/01/2006 Transaction in    X
              Own Shares
   26/01/2006 Form 88(2):                  X
              Allotment of
              shares (42 forms)
   27/01/2006 Transaction in    X
              Own Shares
   27/01/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   30/01/2006 Transaction in    X
              Own Shares
   31/01/2006 Transaction in    X
              Own Shares
   31/01/2006 Form 288c Change             X
              of particulars
   31/01/2006 Form 88(2):                  X
              Allotment of
              shares (9 forms)
   01/02/2006 Transaction in    X
              Own Shares
   01/02/2006 Form 88(2):                  X
              Allotment of
              shares (24 forms)
   02/02/2006 Transaction in    X
              Own Shares
   03/02/2006 Transaction in    X
              Own Shares
   03/02/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   03/02/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   06/02/2006 Transaction in    X
              Own Shares
   06/02/2006 Form 6k - Report                                   X
              of foreign issuer
   06/02/2006 Form S-8 -                                         X
              Securities to be
              offered to
              employees in
              employee benefit
              plans
   06/02/2006 Form S-8 -                                         X
              Securities to be
              offered to
              employees in
              employee benefit
              plans
   07/02/2006 4Q05 Part 1 of 2  X
   07/02/2006 4Q05 Part 2 of 2  X
              - Part 1
   07/02/2006 4Q05 Part 2 of 2  X
              - Part 2
   07/02/2006 4Q05 Part 2 of 2  X
              - Part 3
   07/02/2006 Transaction in    X
              Own Shares
   07/02/2006 Strategy update:  X
              BP replaces
              reserves
   07/02/2006 Form 6k - Report                                   X
              of foreign issuer
   07/02/2006 Form 6k - Report                                   X
              of foreign issuer
   07/02/2006 Form 13F-NT -                                      X
              Quarterly report,
              Notice
   07/02/2006 Form 13F-HR -                                      X
              Quarterly report,
              Holdings
   07/02/2006 Form 88(2):                  X
              Allotment of
              shares (23 forms)
   08/02/2006 Transaction in    X
              Own Shares
   09/02/2006 Transaction in    X
              Own Shares
   10/02/2006 Transaction in    X
              Own Shares
   13/02/2006 Transaction in    X
              Own Shares
   13/02/2006 Director/PDMR     X
              Shareholding
   13/02/2006 Additional        X
              Listing
   13/02/2006 Form SC 13G -                                      X
              Statement of
              acquisition of
              beneficial
              ownership by
              individuals
   14/02/2006 Transaction in    X
              Own Shares
   14/02/2006 Form 88(2):                  X
              Allotment of
              shares (15 forms)
   15/02/2006 Form 88(2):                  X
              Allotment of
              shares (4 forms)
   15/02/2006 Transaction in    X
              Own Shares
   15/02/2006 BP Capital        X
              markets
              publication of
              prospectus
   16/02/2006 Transaction in    X
              Own Shares
   17/02/2006 Transaction in    X
              Own Shares
   17/02/2006 Director/PDMR     X
              Shareholding
   20/02/2006 BP Capital        X
              markets
              publication of
              prospectus
   20/02/2006 Transaction in    X
              Own Shares
   21/02/2006 Transaction in    X
              Own Shares
   21/02/2006 Director/PDMR     X
              Shareholding
   21/02/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   21/02/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   21/02/2006 Form 88(2):                  X
              Allotment of
              shares (1 form)
   22/02/2006 Transaction in    X
              Own Shares
   22/02/2006 Director/PDMR     X
              Shareholding
   22/02/2006 Director/PDMR     X
              Shareholding
   22/02/2006 Director/PDMR     X
              Shareholding
   23/02/2006 Transaction in    X
              Own Shares
   23/02/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   23/02/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   23/02/2006 Form 88(2):                  X
              Allotment of
              shares (13 forms)
   24/02/2006 Form 88(2):                  X
              Allotment of
              shares (11 forms)
   24/02/2006 Transaction in    X
              Own Shares
   24/02/2006 Transaction in    X
              Own Shares
   27/02/2006 Transaction in    X
              Own Shares
   28/02/2006 Transaction in    X
              Own Shares
   28/02/2006 Transaction in    X
              Own Shares
   28/02/2006 Directorate       X
              Change
   28/02/2006 Form 6k - Report                                   X
              of foreign issuer
   01/03/2006 Transaction in    X
              Own Shares
   02/03/2006 Transaction in    X
              Own Shares
   02/03/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   02/03/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   03/03/2006 Transaction in    X
              Own Shares
   03/03/2006 Director/PDMR     X
              Shareholding
   06/03/2006 Transaction in    X
              Own Shares
   06/03/2006 Form 6k - Report                                   X
              of foreign issuer
   07/03/2006 Form 288b -                  X
              Resignation of
              director
   07/03/2006 Transaction in    X
              Own Shares
   08/03/2006 Form 169 A (2)               X
              -Return by a
              public company
              cancelling or
              selling shares
              from treasury.
   08/03/2006 Form 169 (1B) -              X
              Acquisition of
              own Shares
   08/03/2006 Transaction in    X
              Own Shares
   09/03/2006 Transaction in    X
              Own Shares
   10/03/2006 Transaction in    X
              Own Shares
   10/03/2006 Director/PDMR     X
              Shareholding
   13/03/2006 Transaction in    X
              Own Shares
   13/03/2006 Doc. Re notice of X
              AGM
   13/03/2006 Form 6k - Report                                   X
              of foreign issuer
   13/03/2006 Form 6k - Report                                   X
              of foreign issuer
   13/03/2006 Form 88(2):                  X
              Allotment of
              shares (4 forms)
   13/03/2006 Annual Report and                       X
              Accounts 2005
   13/03/2006 Annual Review                           X
              2005
   13/03/2006 Notice of 2006                          X
              Annual General
              Meeting
   13/03/2006 Proxy form                              X
   13/03/2006 Shareholder                             X
              information card












   Date of    Description of item               Place of filing: Rest of world: Part 1
   filing/                                     Japan               Germany
 publication                        Tokyo    Tokyo -    Kanto      German     Handelsblatt FAZ
                                    Stock    Investor   Local      Council on
                                   Exchange  Relations  Finance    Foreign
                                    (TSE)    press      Bureau     Relations
                                             releases   (KFLB)     (DGAP)
   14/03/2005 Transaction in Own      X
              Shares              (published
                                    15/03/
                                    2005)
   14/03/2005 Statement re IFRS       X                              X
                                  (published
                                    15/03/
                                    2005)
   14/03/2005 Great Gas Projects                 X
              Need Great Gas                 (published
              Markets                          16/03/
                                               2005)
   15/03/2005 BP and Sinopec to                  X
              Sign a Joint                   (published
              Venture Contract                 17/03/
              for their Nanjing                2005)
              Acetic Acid Plant
   16/03/2005 Transaction in Own      X
              Shares              (published
                                    17/03/
                                    2005)
   17/03/2005 Transaction in Own      X
              Shares
   18/03/2005 Transaction in Own      X
              Shares
   21/03/2005 Transaction in Own      X
              Shares              (published
                                    22/03/
                                    2005)
   21/03/2005 Ad Hoc: New                        X                   X
              Identity for                   (published
              Petrochemicals                   23/03/
                                               2005)
   21/03/2005 New subsidiary name                X
                                             (published
                                               22/03/
                                               2005)
   22/03/2005 Transaction in Own      X
              Shares              (published
                                    23/03/
                                    2005)
   22/03/2005 Form 8 - Annual         X
              Report and Accounts
              2004
   23/03/2005 Transaction in Own      X
              Shares
   24/03/2005 Transaction in Own      X
              Shares
   24/03/2005 Public Notice of        X
              Shareholders
              Meeting (Published
              in Nihon Keizai
              Shimbun, a daily
              national newspaper
              in Japan published
              by Nihon Keizai)
              Shimbun Inc.
   30/03/2005 Transaction in Own      X
              Shares              (published
                                    31/03/
                                    2005)
   31/03/2005 Transaction in Own      X
              Shares              (published
                                    01/04/
                                    2005)
   31/03/2005 BP Males Sixth Oil               X
              Discovery In The             (published
              Ultra-Deep Water               13/04/
              Block 31 Angola                2005)
   04/04/2005 Transaction in Own     X
              Shares
   04/04/2005 Trading Statement      X                               X
   05/04/2005 Transaction in Own     X
              Shares
   05/04/2005 Solar Power Boost                X
              for Second Ponds             (published
              Creek Development              07/04/
                                             2005)
   06/04/2005 Transaction in Own     X
              Shares             (published
                                    07/04/
                                    2005)
   07/04/2005 Transaction in Own     X
              Shares
   08/04/2005 Transaction in Own     X
              Shares             (published
                                    11/04/
                                    2005)
   11/04/2005 Transaction in Own     X
              Shares             (published
                                    12/04/
                                    2005)
   13/04/2005 Transaction in Own     X
              Shares
   14/04/2005 Transaction in Own     X
              Shares
   14/04/2005 AGM Statement                    X
                                           (published
                                               15/04/
                                               2005)
   14/04/2005 Qualified              X
              authorization for  (published
              purchase of own       19/04/
              shares in             2005)
              Shareholders
              meeting 2005
   15/04/2005 Transaction in Own     X
              Shares
   15/04/2005 Directorate Change               X
                                           (published
                                               18/04/
                                               2005)
   18/04/2005 AGM - Item of                    X
              Special Busines
   18/04/2005 Transaction in Own    X
              Shares
   18/04/2005 BP to Invest $130                X
              Million on Clean             (published
              Fuels Production                 20/04/
                                               2005)
   19/04/2005 Transaction in Own    X
              Shares
   20/04/2005 Transaction in Own    X
              Shares
   20/04/2005 BP's views on                    X
              options to build             (published
              energy security                  25/04/
                                               2005)
   21/04/2005 Sustainable growth               X
              in a volatile world          (published
                                               27/04/
                                               2005)
   21/04/2005 Transaction in Own    X
              Shares
   22/04/2005 First Quarter 2005    X
              results           (published
                                    25/04/
                                    2005)
   22/04/2005 Transaction in Own    X
              Shares            (published
                                    25/04/
                                    2005)
    24-Apr-05 China's Peaceful                 X
              Rise - an energy             (published
              perspective from BP              28/04/
                                               2005)
   25/04/2005 Transaction in Own    X
              Shares
   25/04/2005 Holding(s) in                    X
              Company                      (published
                                               26/04/
                                               2005)
   25/04/2005 Holding(s) in                    X
              Company                      (published
                                               26/04/
                                               2005)
   26/04/2005 Transaction in Own    X
              Shares
   26/04/2005 1st Quarter Results   X
              Pt 1 of 2         (published
                                    27/04/
                                    2005)
   26/04/2005 1st Quarter Results   X
              Pt 2 of 2         (published
                                    27/04/
                                    2005)
   26/04/2005 Brief Announcement    X
              of Most Recent    (published
              Financial Statement   27/04/
              following the End     2005)
              of each Quarter
   26/04/2005 Report on BP          X
              Dividend          (published
              Reinvestment Plan     27/04/
                                    2005)
   26/04/2005 Report on Record      X
              Date for the      (published
              Dividends for each    27/04/
              Quarter               2005)
   27/04/2005 Transaction in Own    X
              Shares
   28/04/2005 BP Solar Expands                 X
              Home Solution Offer          (published
              with The Home Depot              02/05/
                                               2005)
   28/04/2005 Transaction in Own    X
              Shares            (published
                                    02/05/
                                    2005)
   28/04/2005 Promoting                        X
              Innovation and               (published
              Competitiveness: a               11/05/
              Transatlantic                    2005)
              Dialogue
   29/04/2005 Transaction in Own    X
              Shares            (published
                                    02/05/
                                    2005)
   03/05/2005 Transaction in Own    X
              Shares            (published
                                    06/05/
                                    2005)
   03/05/2005 Regulatory through                                               X           X
              listing agent:
              Dividend
              Announcement
   04/05/2005 Transaction in Own    X
              Shares            (published
                                    06/05/
                                    2005)
   05/05/2005 Transaction in Own    X
              Shares            (published
                                    06/05/
                                    2005)
   06/05/2005 Transaction in Own    X
              Shares
   09/05/2005 Transaction in Own    X
              Shares
   10/05/2005 Transaction in Own    X
              Shares
   10/05/2005 Start of BTC                     X
              linefill                     (published
                                               11/05/
                                               2005)
   10/05/2005 BP Extends Its                   X
              Egyptian                     (published
              Concessions                      11/05/
                                               2005)
   11/05/2005 Transaction in Own    X
              Shares
   12/05/2005 Transaction in Own    X
              Shares
   13/05/2005 Transaction in Own    X
              Shares
   16/05/2005 Transaction in Own    X
              Shares
   17/05/2005 BP Products North                X
              America Accepts              (published
              Responsibility for               18/05/
              Texas City                       2005)
              Explosion
   17/05/2005 Transaction in Own    X
              Shares
   19/05/2005 BP And NOVA                      X
              Chemicals Sign               (published
              Binding Agreements               20/05/
              For European                     2005)
              Styrenics Joint
              Venture
   19/05/2005 Transaction in Own    X
              Shares
   20/05/2005 Transaction in Own    X
              Shares
   23/05/2005 Transaction in Own    X
              Shares
   24/05/2005 Transaction in Own    X
              Shares
   24/05/2005 BP & Marks &                     X
              Spencer to Trial a           (published
              Unique and Exciting              25/05/
              Forecourt Offer                  2005)
   25/05/2005 Transaction in Own    X
              Shares
   25/05/2005 Press Release                    X
              regarding BTC                (published
              Pipeline                         26/05/
                                               2005)
   26/05/2005 Transaction in Own    X
              Shares
   27/05/2005 Transaction in Own    X
              Shares
   31/05/2005 Transaction in Own    X
              Shares
   31/05/2005 BP Solar Donates                 X
              Solar Equipment for          (published
              Hometown Earth and               15/06/
              Space Science                    2005)
              Laboratory
   01/06/2005 Transaction in Own    X
              Shares
   02/06/2005 Transaction in Own    X
              Shares
   03/06/2005 Transaction in Own    X
              Shares
   06/06/2005 Transaction in Own    X
              Shares
   07/06/2005 Transaction in Own    X
              Shares
   08/06/2005 Transaction in Own    X
              Shares
   08/06/2005 BP's Innovene in                 X                     X
              Saudi jv
   08/06/2005 Castrol and Dong                 X
              Feng Join Hands To           (published
              Manufacture                      09/06/
              Lubricants In China              2005)
   09/06/2005 Transaction in Own    X
              Shares
   09/06/2005 BP Solar and Sun                 X
              Edison create new            (published
              solar offer                      13/06/
                                               2005)
   10/06/2005 Transaction in Own    X
              Shares
   10/06/2005 BP Solar expands                 X
              its manufacturing            (published
              facilities in Spain              13/06/
                                               2005)
   13/06/2005 Transaction in Own    X
              Shares
   13/06/2005 Director                         X
              Shareholding                 (published
                                               16/06/
                                               2005)
   13/06/2005 Director                         X
              Shareholding                 (published
                                               16/06/
                                               2005)
   14/06/2005 Transaction in Own    X
              Shares
   14/06/2005 Record Demand Drove              X
              Energy Markets in            (published
              2004                             15/06/
                                               2005)
   15/06/2005 Transaction in Own    X
              Shares
   15/06/2005 Director                         X
              Shareholding                 (published
                                               16/06/
                                               2005)
   15/06/2005 Director                         X
              Shareholding                 (published
                                               16/06/
                                               2005)
   16/06/2005 Transaction in Own    X
              Shares
   17/06/2005 Transaction in Own    X
              Shares
   17/06/2005 Disposal                         X                     X
   17/06/2005 Director                         X
              Shareholding
   20/06/2005 Transaction in Own    X
              Shares
   21/06/2005 Transaction in Own    X
              Shares
   22/06/2005 Transaction in Own    X
              Shares
   23/06/2005 Transaction in Own    X
              Shares
   24/06/2005 Transaction in Own    X
              Shares
   27/06/2005 Transaction in Own    X
              Shares
   28/06/2005 Transaction in Own    X
              Shares
   29/06/2005 Director                         X
              Shareholding
   29/06/2005 Transaction in Own    X
              Shares
   29/06/2005 BP, Sinopec & SPC                X
              Celebrate SECCO              (published
              Completion                       01/07/
                                               2005)
   30/06/2005 Transaction in Own    X
              Shares
   30/06/2005 New Project                      X                     X
                                           (published
                                               01/07/
                                               2005)
   30/06/2005 BP And Partners                  X
              Plan Clean Energy            (published
              Plant in Scotland,               01/07/
              increasing Oil                   2005)
              Recovery And
              Reducing Emissions
   30/06/2005 New Windpark Opened              X
              at BP terminal in            (published
              Amsterdam                        01/07/
                                               2005)
   30/06/2005 Transaction in Own    X
              Shares            (published
                                    01/07/
                                    2005)
   30/06/2005 Annual Securities                          X
              Report (Form 8)
   01/07/2005 Working Together                 X
              for a Cleaner                (published
              Future: Ford                     04/07/
              Division to                      2005)
              Recommend BP on all
              2006 Products
   01/07/2005 Iraq Oil                         X
              Wealth-Issues of             (published
              Governance and                   07/07/
              Development                      2005)
   01/07/2005 Transaction in Own    X
              Shares
   04/07/2005 Transaction in Own    X
              Shares
   05/07/2005 Transaction in Own    X
              Shares
   05/07/2005 BP 2Q05 trading                  X                     X
              update
   06/07/2005 Transaction in Own    X
              Shares
   07/07/2005 Transaction in Own    X
              Shares
   08/07/2005 Transaction in Own    X
              Shares
   11/07/2005 Transaction in Own    X
              Shares
   12/07/2005 Transaction in Own    X
              Shares
   12/07/2005 Second Quarter 2005              X
              results                      (published
              presentation                     13/07/
                                               2005)
   12/07/2005 BP Assessing Damage              X
              to Thunder Horse             (published
              Platform in Gulf of              13/07/
              Mexico                           2005)
   13/07/2005 Transaction in Own    X
              Shares
   13/07/2005 Blocklisting                     X
              Interim Review               (published
                                               14/07/
                                               2005)
   13/07/2005 Blocklisting                     X
              Interim Review               (published
                                               14/07/
                                               2005)
   13/07/2005 Thunder Horse                    X
              Platform - status            (published
              update                           14/07/
                                               2005)
   14/07/2005 Transaction in Own    X
              Shares
   14/07/2005 Thunder Horse                    X
              Response Effort              (published
              Continues                        15/07/
                                               2005)
   15/07/2005 Transaction in Own    X
              Shares
   15/07/2005 Director/PDMR                    X
              Shareholding                 (published
                                               19/07/
                                               2005)
   15/07/2005 Thunder Horse                    X
              Platform - status            (published
              update                           19/07/
                                               2005)
   18/07/2005 Transaction in Own    X
              Shares            (published
                                    19/07/
                                    2005)
   19/07/2005 Transaction in Own    X
              Shares            (published
                                    20/07/
                                    2005)
   19/07/2005 Written Oath          X
              Regarding Timely
              Filing
   19/07/2005 Corporate Structure   X
              and Procedures with
              regard to Timely
              Disclosure of
              Corporate
              Information
   19/07/2005 Thunder Horse                    X
              Platform - status            (published
              update                           20/07/
                                               2005)
   20/07/2005 Thunder Horse                    X
              Platform - status            (published
              update                           21/07/
                                               2005)
   20/07/2005 Transaction in Own    X
              Shares
   21/07/2005 Transaction in Own    X
              Shares
   21/07/2005 Director/PDMR                    X
              Shareholding                 (published
                                               22/07/
                                               2005)
   21/07/2005 The paradox of                   X
              international oil            (published
              companies and                    22/07/
              Middle East oil                  2005)
   22/07/2005 Transaction in Own    X
              Shares
   25/07/2005 BP Makes Seventh                 X
              Discovery In                 (published
              Angola's                         26/07/
              Ultra-Deepwater                  2005)
   25/07/2005 Transaction in Own    X
              Shares
   26/07/2005 Transaction in Own    X
              Shares
   26/07/2005 Brief own             X
              announcement of   (published
              most recent           27/07/
              financial statement   2005)
              following end of
              each quarter
   26/07/2005 Report on BP          X
              Dividend          (published
              Reinvestment Plan     27/07/
                                    2005)
   26/07/2005 Report on Record      X
              Date for the      (published
              Dividends for each    27/07/
              Quarter               2005)
   26/07/2005 BP plc and            X
              subsidiaries group (published
              results               27/07/
                                    2005)
   26/07/2005 Addition of                      X
              Accounting                   (published
              Information                      03/08/
                                               2005)
   27/07/2005 Transaction in Own    X
              Shares
   28/07/2005 BP Half Year Review   X
              2005                (filed 29/
                                   07/2005)
   28/07/2005 Transaction in Own    X
              Shares
   28/07/2005 Regulatory through                                               X           X
              listing agent:
              Dividend
              Annoucement
   28/07/2005 Additional Listing    X
                                (published
                                    29/07/
                                    2005)
   29/07/2005 Transaction in Own    X
              Shares
   01/08/2005 Transaction in Own    X
              Shares
   02/08/2005 BP and Oxford                    X
              University Agree             (published
              $14 Million Funding              03/08/
              of Economics Chair               2005)
              and Centre at
              Oxford for the
              Analysis of
              Resource-Rich
              Economies
   02/08/2005 Transaction in Own    X
              Shares
   03/08/2005 Transaction in Own    X
              Shares
   04/08/2005 Transaction in Own    X
              Shares
   05/08/2005 Transaction in Own    X
              Shares
   08/08/2005 Transaction in Own    X
              Shares
   09/08/2005 Transaction in Own    X
              Shares
   10/08/2005 Transaction in Own    X
              Shares
   11/08/2005 Transaction in Own    X
              Shares
   11/08/2005 BP Makes Eighth Oil              X
              Discovery in the             (published
              Ultra-Deep Water                 12/08/
              Block 31 Angola                  2005)
   12/08/2005 Transaction in Own    X
              Shares
   15/08/2005 Transaction in Own    X
              Shares
   16/08/2005 Transaction in Own    X
              Shares
   17/08/2005 Transaction in Own    X
              Shares
   17/08/2005 BP to Appoint                    X
              Independent Panel            (published
              to Review U.S.                   18/08/
              Refinery Safety                  2005)
   18/08/2005 Transaction in Own    X
              Shares
   19/08/2005 Transaction in Own    X
              Shares
   22/08/2005 Transaction in Own    X
              Shares
   30/08/2005 BP Foundation                    X
              contributes $1               (published
              million to                       01/09/
              Hurricane Katrina                2005)
              relief effort
   01/09/2005 Director/PDMR                    X
              Shareholding                 (published
                                               14/09/
                                               2005)
   08/09/2005 Director/PDMR                    X
              Shareholding                 (published
                                               14/09/
                                               2005)
   13/09/2005 Director/PDMR                    X
              Shareholding                 (published
                                               14/09/
                                               2005)
   13/09/2005 Director/PDMR                    X
              Shareholding                 (published
                                               14/09/
                                               2005)
   19/09/2005 Director/PDMR                    X
              Shareholding                 (published
                                               20/09/
                                               2005)
   20/09/2005 Issue of Equity       X
   21/09/2005 Transaction in Own    X
              Shares
   22/09/2005 Transaction in Own    X
              Shares
   23/09/2005 Transaction in Own    X
              Shares            (published
                                    26/09/
                                    2005)
   26/09/2005 Transaction in Own    X
              Shares
   26/09/2005 BP Confirms Plans                X
              for Second Zhuhai            (published
              PTA Plant                        27/09/
                                               2005)
   27/09/2005 Transaction in Own    X
              Shares            (published
                                    29/09/
                                    2005)
   28/09/2005 Transaction in Own    X
              Shares            (published
                                    29/09/
                                    2005)
   29/09/2005 Transaction in Own    X
              Shares
   30/09/2005 Semi-Annual Report    X
              (Form 10)
   30/09/2005 Transaction in Own    X
              Shares            (published
                                    03/10/
                                    2005)
   30/09/2005 Transaction in Own    X
              Shares            (published
                                    03/10/
                                    2005)
   03/10/2005 Transaction in Own    X
              Shares
   03/10/2005 Prior Notice of                  X
              Merger                       (published
                                               04/10/
                                               2005)
   04/10/2005 Trading Statement                X                     X
   04/10/2005 Transaction in Own    X
              Shares
   05/10/2005 Transaction in Own    X
              Shares
   06/10/2005 Transaction in Own    X
              Shares            (published
                                    07/10/
                                    2005)
   07/10/2005 Transaction in Own    X
              Shares
   07/10/2005 Disposal: Sales of               X                     X
              Petrochemicals               (published
              business                         17/10/
                                               2005)
   10/10/2005 Transaction in Own    X
              Shares            (published
                                    11/10/
                                    2005)
   10/10/2005 Additional Listing               X
                                           (published
                                               17/10/
                                               2005)
   11/10/2005 Director/PDMR                    X
              Shareholding                 (published
                                               12/10/
                                               2005)
   11/10/2005 Notice of Results                X
                                           (published
                                               12/10/
                                               2005)
   12/10/2005 Transaction in Own    X
              Shares
   13/10/2005 Written               X
              Confirmation
              Regarding the
              Appropriateness and
              Accuracy of a
              Interim Report
   13/10/2005 BP and HPCL Sign                 X                     X
              Letter                       (published
                                               14/10/
                                               2005)
   13/10/2005 Gas Investment                   X                     X
                                           (published
                                               14/10/
                                               2005)
   14/10/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option
   14/10/2005 Transaction in Own    X
              Shares
   17/10/2005 Transaction in Own    X
              Shares
   17/10/2005 Grant of Stock        X
              Option etc.       (published
                                    18/10/
                                    2005)
   19/10/2005 Transaction in Own    X
              Shares
   20/10/2005 Transaction in Own    X
              Shares
   21/10/2005 Transaction in Own    X
              Shares
   24/10/2005 Transaction in Own    X
              Shares
   24/10/2005 Former U.S.                      X
              Secretary of State           (published
              James A Baker, III               25/10/
              to Chair                         2005)
              Independent Safety
              Review Panel
   25/10/2005 Brief own             X
              announcement of   (published
              most recent           26/10/
              financial statement   2005)
              following end of
              each quarter
   25/10/2005 Report on BP          X
              Dividend          (published
              Reinvestment Plan     26/10/
                                    2005)
   25/10/2005 Report on Record      X
              Date for the      (published
              Dividends for each    26/10/
              Quarter               2005)
   25/10/2005 Transaction in Own    X
              Shares
   25/10/2005 3rd Quarter Rslts     X
   25/10/2005 Amendment to 3rd      X
              Quarter Results   (published
                                    28/10/
                                    2005)
   26/10/2005 Transaction in Own    X
              Shares
   26/10/2005 The Global Oil and               X
              Gas Challenge                (published
                                               27/10/
                                               2005)
   27/10/2005 Regulatory through                                               X           X
              listing agent:
              Dividend
              Announcement
   27/10/2005 Transaction in Own    X
              Shares
   28/10/2005 Transaction in Own    X
              Shares
   31/10/2005 Transaction in Own    X
              Shares
   31/10/2005 Energy Development               X
              and Security in a            (published
              globalised world                 01/11/
                                               2005)
   01/11/2005 Transaction in Own    X
              Shares
   04/11/2005 International                    X
              Leadership Lecture,          (published
              presented by                     08/11/
              CapitaLand                       2005)
   21/11/2005 Making energy                    X
              sustainable                  (published
                                               24/11/
                                               2005)
   22/11/2005 GAS: A Matter of                 X
              Economics or                 (published
              Geopolitics - Or                 28/11/
              Simply Trust?                    2005)
   28/11/2005 BP Alternative                    X                    X
              Energy                       (published
                                               29/11/
                                               2005)
   29/11/2005 Energy Security -                X
              responding to the            (published
              challenge                        01/12/
                                               2005)
   02/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   02/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   02/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   02/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   02/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   05/12/2005 Acquisition:                     X                     X
              Investment in China          (published
              Aviation oil                     06/12/
                                               2005)
   09/12/2005 Texas City Final                 X                     X
              Report                       (published
                                               12/12/
                                               2005)
   12/12/2005 Statement re US                                        X
              pipeline deal
   16/12/2005 Sale Completion:                 X                     X
              Sale of Innovene               (published
                                               20/12/
                                               2005)
   20/12/2005 BP Announces Rhum                X
              First Gas                    (published
                                               22/12/
                                               2005)
   27/12/2005 Grant of the Stock    X
              Option
   27/12/2005 Securities            X                    X
              Registration
              Statement (Form
              7-2) for the Grant
              of Stock Option (J)
   27/12/2005 Securities            X                    X
              Registration
              Statement (Form
              7-2) for the Grant
              of Stock Option (J)
   28/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   28/12/2005 Securities Notice                          X
              (Form 6) for the
              Grant of Stock
              Option (J)
   05/01/2006 Production Begins                X
              at West Azeri in             (published
              the Caspian Sea                  06/01/
                                               2006)
   09/01/2006 Blocklisting          X
              Interim Review    (published
                                    23/01/
                                    2006)
   09/01/2006 Blocklisting          X
              Interim Review    (published
                                    23/01/
                                    2006)
   11/01/2006 Trading Statement                X                     X
   11/01/2006 BP wins 2006                     X
              Catalyst Award               (published
                                               12/01/
                                               2006)
   11/01/2006 Fourth Quarter                   X
              Trading updated
   17/01/2006 The Future of the                X
              North Sea: a                 (published
              Perspective                      18/01/
                                               2006)
   23/01/2006 Transaction in Own    X
              Shares
   24/01/2006 Transaction in Own    X
              Shares
   25/01/2006 Transaction in Own    X
              Shares
   26/01/2006 Grant of Stock        X
              Option etc.
   26/01/2006 Transaction in Own    X
              Shares
   27/01/2006 Securities                                 X
              Registration
              Statement (Form
              7-2)
   27/01/2006 Transaction in Own    X
              Shares
   30/01/2006 Transaction in Own    X
              Shares
   31/01/2006 Transaction in Own    X
              Shares
   01/02/2006 Transaction in Own    X
              Shares
   02/02/2006 BP to Fund Indian                X
              Biofuel Production           (published
              Study by the Energy              06/02/
              and Resources                    2006)
              Institute
   02/02/2006 Transaction in Own    X
              Shares
   07/02/2006 Securities Notice     X                    X
              (Form 6) for the
              Grant of Stock
              Option
   07/02/2006 Grant of the Stock    X
              Option
   07/02/2006 4Q05 Results          X
   07/02/2006 Strategy update: BP   X                                X
              replaces reserves
   07/02/2006 Brief own             X
              announcement of   (published
              most recent           08/02/
              financial statement   2006)
              following end of
              each quarter
   07/02/2006 Report on BP          X
              Dividend          (published
              Reinvestment Plan     08/02/
                                    2006)
   07/02/2006 Report on Record      X
              Date for the      (published
              Dividends for each    08/02/
              Quarter               2006)
   07/02/2006 Profit, cashflow &    X
              dividends stood at (published
              a record high in      08/02/
              2005                  2006)
   08/02/2006 BP Signs Agreement    X
              to Boost LNG      (published
              Supplies to           10/02/
              Atlantic Markets      2006)
   09/02/2006 Regulatory through                                               X           X
              listing agent:
              Dividend
              Annoucement
   10/02/2006 BP and Edison         X
              Mission Group Plan (published
              Major Hydrogen        13/02/
              Power Project for     2006)
              California
   13/02/2006 Director/PDMR         X                                X
              Shareholding      (published
                                    14/02/
                                    2006)
   13/02/2006 Speech to the Guild   X
              of International  (published
              Bankers               02/03/
                                    2006)
   15/02/2006 Keynote speech -      X
              International     (published
              Petroleum Week        17/02/
                                    2006)
   17/02/2006 Director/PDMR                                          X
              Shareholding
   21/02/2006 Director/PDMR                                          X
              Shareholding
   22/02/2006 Director/PDMR                                          X
              Shareholding
   22/02/2006 Director/PDMR                                          X
              Shareholding
   23/02/2006 China and the world   X
              economy - prospects (published
              and challenges        02/03/
                                    2006)
   24/02/2006 Keynote Address -     X
              The 28th Annual   (published
              Dinner of the         02/03/
              Scottish Oil Club     2006)
   27/02/2006 The Changing Energy              X
              Market                       (published
                                               02/03/
                                               2006)
   28/02/2006 Michael Wilson        X                                X
              resigns from Board (published
                                    02/03/
                                    2006)
   02/03/2006 London Hydrogen Bus              X
              Trial Receives One             (published
              Year Extension                   03/03/
                                               2006)
   02/03/2006 Monthly Report of     X
              Transaction in Own
              Shares
   03/03/2006 Director/PDMR                                          X
              Shareholding
   10/03/2006 Director/PDMR                                          X
              Shareholding
   13/03/2006 Doc. Re notice of                                      X
              AGM









Date of filing Description of item                  Place of filing: Rest of world: Part 2
/ publication                      Switzerland  Canada
                                   Swiss Stock  Alberta     Ontario     Sacskatchewan New         Toronto
                                   Exchange     Securities  Securities  Financial     Brunswick   Stock
                                                Commission  Commission  Services      Securities  Exchange
                                                                        Commission    Commission
    14/03/2005 Statement re IFRS    X
    21/03/2005 Director             X
               Shareholding
    04/04/2005 Trading Statement    X
    26/04/2005 1st Quarter Results                             X            X
               Pt 1 of 2                                      (filed
                                                            29.07.2005)
    26/04/2005 1st Quarter Results                             X            X
               Pt 2 of 2                                      (filed
                                                            29.07.2005)
    29/04/2005 Form 6-K- BP plc                  X                          X
               Group Results for
               fourth quarter 2004
    08/06/2005 BP's Innovene in     X
               Saudi jv
    17/06/2005 Disposal             X
    30/06/2005 New Project          X
    30/06/2005 Form 20F - Annual                 X             X            X            X
               and Transition                    (filed on   (filed on    (filed on    (filed on
               report of foreign                29.07.2005) 28.07.2005)  23.09.2005)  28.07.2005)
               private issuers
    05/07/2005 BP 2Q05 trading      X
               update
    26/07/2005 Interim Results                                                                      X
               Part 1 of 2
    26/07/2005 Interim Results                                                                      X
               Part 2 of 2
    07/09/2005 Form 6k - Report of               X                          X            X
               foreign issuer                    (filed on                (filed on    (filed on
                                                20.09.2005)              23.09.2005)  20.09.2005)
    07/09/2005 Form 6k - Report of               X                          X            X
               foreign issuer                    (filed on                (filed on    (filed on
                                                20.09.2005)              23.09.2005)  20.09.2005)
    07/09/2005 Form 6k - Report of               X
               foreign issuer                    (filed on
                                                20.09.2005)
     09-Sep-05 Form 13-502F1                                   X
    04/10/2005 Trading Statement    X
    07/10/2005 Disposal: Sales of   X
               Petrochemicals
               business
    13/10/2005 BP and HPCL Sign     X
               Letter
    13/10/2005 Gas Investment       X
    25/10/2005 3rd Quarter Rslts                 X             X            X                       X
               Part 1 of 2
    25/10/2005 3rd Quarter Rslts                 X             X            X                       X
               Part 2 of 2
    17/11/2005 Form 6k - Report of               X
               foreign issuer                    (filed on
                                                05.12.2005)
    28/11/2005 BP Alternative       X
               Energy
    05/12/2005 Acquisition:         X
               Investment in China
               Aviation oil
    09/12/2005 Texas City Final     X
               Report
    12/12/2005 Transaction in Own   X
               Shares
    16/12/2005 Sale Completion:     X
               Sale of Innovene
    11/01/2006 Trading Statement    X
    07/02/2006 4Q05 Part 1 of 2                  X             X            X                       X
                                                  (filed      (filed       (filed
                                                16.02.2006) 16.02.2006)  16.02.2006)
    07/02/2006 4Q05 Part 2 of 2                  X             X            X                       X
                                                  (filed      (filed       (filed
                                                16.02.2006) 16.02.2006)  16.02.2006)
    07/02/2006 Strategy update: BP  X
               replaces reserves
    13/02/2006 Director/PDMR        X
               Shareholding
    17/02/2006 Director/PDMR        X
               Shareholding
    21/02/2006 Director/PDMR        X
               Shareholding
    22/02/2006 Director/PDMR        X
               Shareholding
    22/02/2006 Director/PDMR        X
               Shareholding
    22/02/2006 Director/PDMR        X
               Shareholding
    28/02/2006 Directorate Change   X
    03/03/2006 Director/PDMR        X
               Shareholding
    06/03/2006 Form 8 - change in                                                                   X
               officer
    06/03/2006 Form 3 (20 forms)                                                                    X
               termination of
               appointment
    06/03/2006 Form 3 (14 forms)                                                                    X
               appointment of
               officer
    10/03/2006 Director/PDMR        X
               Shareholding
    13/03/2006 Doc. Re notice of    X
               AGM



EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 April 2006

BP p.l.c. announces that on 7 April 2006, it purchased 12,000,000 ordinary shares at prices between 679.00 pence and 686.50 pence per share and between 1182.66 cents and 1192.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,368,784,855 ordinary shares in Treasury, and has 20,301,685,659 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 April 2006

BP p.l.c. announces that on 10 April 2006, it purchased 2,250,000 ordinary shares at prices between 687.50 pence and 693.00 pence per share and between 1204.17 cents and 1205.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,371,034,855 ordinary shares in Treasury, and has 20,300,078,061 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.8

BP p.l.c. was advised on 10 April 2006, by Computershare Plan Managers that on 10 April 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.815 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                      51 shares

Dr. A.B. Hayward                    51 shares

Mr. J.A. Manzoni                    51 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    51 shares



This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 1.9

BP p.l.c. was advised on 10 April 2006, by Computershare Plan Managers that on 31 March, Mr A G Inglis, a person discharging managerial responsibilities, through his participation in the BP ShareMatch UK Overseas Plan acquired the following interests in BP ordinary shares (ISIN number GB0007980591):-



51 shares at GBP6.27

54 shares at GBP6.40

51 shares at GBP6.43

54 shares at GBP6.48

51 shares at GBP6.61



This notice is given in fulfilment of the obligation under DR3.1.2R.

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 April 2006

BP p.l.c. announces that on 11 April 2006, it purchased 8,480,000 ordinary shares at prices between 693.50 pence and 706.00 pence per share and between 1202.50 cents and 1211.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,379,514,855 ordinary shares in Treasury, and has 20,292,355,565 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 April 2006

BP p.l.c. announces that on 12 April 2006, it purchased 7,498,000 ordinary shares at prices between 690.50 pence and 697.00 pence per share and between 1200.83 cents and 1215.00 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 12 April 2006 it transferred to participants in its employee share schemes 8,916 ordinary shares at prices between 350.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,387,003,939 ordinary shares in Treasury, and has 20,285,955,696 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 April 2006



BP p.l.c. announces that on 13 April 2006, it purchased 5,000,000 ordinary shares at prices between 684.00 pence and 690.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above transaction, BP p.l.c. holds 1,392,003,939 ordinary shares in Treasury, and has 20,282,672,554 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 April 2006



BP p.l.c. announces that on 18 April 2006, it purchased 2,000,000 ordinary shares at prices between 696.50 pence and 698.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above transaction, BP p.l.c. holds 1,394,003,939 ordinary shares in Treasury, and has 20,282,617,494 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 April 2006


BP p.l.c. announces that on 19 April 2006, it purchased 2,329,854 ordinary shares at prices between 696.50 pence and 700.00 pence per share. The purchased shares will all be held as Treasury shares.


BP p.l.c. also announces that on 19 April 2006 it transferred to participants in its employee share schemes 31,459 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.


Following the above transaction, BP p.l.c. holds 1,396,302,334 ordinary shares in Treasury, and has 20,280,717,820 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 April 2006


BP p.l.c. announces that on 20 April 2006, it purchased 3,000,000 ordinary shares at prices between 701.00 pence and 710.00 pence per share. The purchased shares will all be held as Treasury shares.


Following the above transaction, BP p.l.c. holds 1,399,302,334 ordinary shares in Treasury, and has 20,277,717,820 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.6

BP p.l.c.  -  BP p.l.c. AGM - Special Bus
BP p.l.c.  -  21 April 2006

Items of Special Business - BP p.l.c. 2006 Annual General Meeting


The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 20 April 2006:


Resolution 20 - Share buyback

To authorize the company generally and unconditionally to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of $0.25 each in the company, provided that:

(a) the company does not purchase under this authority more than 2.0 billion ordinary shares;

(b)  the company does not pay less than $0.25 for each share; and

(c) the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.

This authority shall continue for the period ending on the date of the Annual General Meeting in 2007 or 19 July 2007, whichever is the earlier, provided that if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part) the company may complete such purchases.


Resolution 21- Directors' authority to allot shares (Section 80)

To renew, for the period ending on the date of the Annual General Meeting in 2007 or 19 July 2007, whichever is the earlier, the authority and power conferred on the directors by Article 13 of the company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount of $1,690 million.


Resolution 22 - Directors' authority to allot shares (Section 89)

To renew, for the period ending on the date of the Annual General Meeting in 2007 or 19 July 2007, whichever is the earlier, the authority and power conferred on the directors by Article 13 of the company's Articles of Association to allot equity securities wholly for cash (a) in connection with a rights issue; and (b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount of $253 million.

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 April 2006


BP p.l.c. announces that on 21 April 2006, it purchased 1,333,413 ordinary shares at prices between 706.00 pence and 707.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,400,635,747 ordinary shares in Treasury, and has 20,280,807,316 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.8

BP p.l.c.  -  Directorate Change
BP p.l.c.  -  24 April 2006



The Board of BP p.l.c announces that Mr H.M.P. Miles retired as a non-executive director of the company with effect from the conclusion of the Annual General Meeting held on 20 April 2006.

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 April 2006


BP p.l.c. announces that on 24 April 2006, it purchased 5,500,000 ordinary shares at prices between 713.00 pence and 723.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,406,135,747 ordinary shares in Treasury, and has 20,277,749,088 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 April 2006


BP p.l.c. announces that on 25 April 2006, it purchased 4,900,000 ordinary shares at prices between 702.00 pence and 711.50 pence per share and between 1247.33 cents and 1250.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,411,035,747 ordinary shares in Treasury, and has 20,273,829,572 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 April 2006



BP p.l.c. announces that on 26 April 2006, it purchased 7,189,800 ordinary shares at prices between 696.50 pence and 705.00 pence per share and between 1242.8 and 1252.5 cents per share. The purchased shares will all be held as Treasury shares.



BP p.l.c. also announces that on 26 April 2006 it transferred to participants in its employee share schemes 5,442 ordinary shares at prices between 350.00 pence and 386.00 pence. These shares were previously held as treasury shares.



Following the above transaction, BP p.l.c. holds 1,418,220,105 ordinary shares in Treasury, and has 20,267,981,882 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 3.2

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  27 April 2006

BP p.l.c. was notified today, 27 April 2006, by Computershare Plan Managers that Ms V Cox, a person discharging managerial responsibility in BP p.l.c., acquired 107,000 BP Ordinary shares (ISIN number GB0007980591) on 26 April 2006 at GBP3.88 per share through the exercise of options to purchase shares under the BP Share Option Plan 1998 and on 26 April 2006 she sold 99,269 shares at a price of GBP7.00 per share and 7,731 shares at a price of GBP7.014999 per share.



This notice is given in fulfillment of the obligation under DR3.1.2R.

EXHIBIT 3.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 April 2006

BP p.l.c. announces that on 27 April 2006, it purchased 11,340,000 ordinary shares at prices between 678.50 pence and 694.00 pence per share and between 1225.83 cents and 1237.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,429,560,105 ordinary shares in Treasury, and has 20,257,889,189 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 463

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 May 2006                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary